NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 26, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 14, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between Kensington Capital Acquisition Corp. IV and Amprius Technologies, Inc. became effective on September 14, 2022. Each Kensington Capital Acquisition Corp. IV Units (each consisting of one Class A ordinary share and one Class 1 redeemable warrant and one Class 2 redeemable warrant) and New Units (each consisting of one Class A ordinary share and one Class 2 redeemable warrant) were automatically seperated into the component securities, and, as a result, will no longer trade as a separate security. Each share of Class A Ordinary Shares of Kensington Capital Acquisition Corp. IV converted into Amprius Technologies, Inc. Common Stock. In addition, the Class 1 Redeemable warrants, and Class 2 Redeemable Warrants converted into Warrants to purchase one share of Amprius Technologies, Inc. Common Stock at an exercise price of $11.50 per share respectively. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 15, 2022.